United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 11-K
__________________________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended: December 31, 2013

Commission File Number 1-7107
 __________________________________

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

 LOUISIANA-PACIFIC CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	1-7107	93-0609074
(State or other jurisdiction of incorporation or organization)	Commission File Number	(IRS Employer Identification No.)
414 Union Street, Suite 2000, Nashville, TN 37219
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code: (615) 986-5600
 __________________________________

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2013 AND 2012:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 - 14

SUPPLEMENTAL SCHEDULE AS DECEMBER 31, 2013:	15

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	16

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan and the Finance and Audit Committee of Louisiana-Pacific Corporation:
We have audited the accompanying statement of net assets available for benefits of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2012 were audited by other auditors whose report dated June 26, 2013 expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ FRAZIER & DEETER, LLC

June 24, 2014
Nashville, TN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan and the Finance and Audit Committee of Louisiana-Pacific Corporation:
We have audited the accompanying statement of net assets available for benefits of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Nashville, Tennessee
June 26, 2013

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2013	2012

ASSETS:
Cash	$—	$8,929

Investments — at fair value:
Mutual Funds	85,944,831	67,649,546
Stable value funds	12,130,455	12,349,437
Louisiana-Pacific Corporation common stock	24,513,777	29,541,318
Collective trust funds	1,278,256	1,224,655
Total investments	123,867,319	110,764,956

Receivables:
Notes receivable from participants	5,215,648	5,402,571
Employer contributions	1,723,381	—

Total assets	130,806,348	116,176,456

LIABILITIES:
Accrued administrative expenses	37,864	26,982

Total liabilities	37,864	26,982

Net assets available for benefits at fair value before adjustment to contract value	130,768,484	116,149,474

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(169,522)	(509,020)

NET ASSETS AVAILABLE FOR BENEFITS	$130,598,962	$115,640,454

See notes to financial statements.

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2013	2012

ADDITIONS:
Contributions:
Employer contributions	$4,405,305	$1,242,557
Participant contributions	5,372,276	4,882,334
Total contributions	9,777,581	6,124,891

Investment income (loss):
Dividend and interest income	2,770,324	2,030,673
Net appreciation in fair value of investments
(includes realized gains and losses)	12,663,216	25,892,829
Net investment income	15,433,540	27,923,502

Interest income on participant loans	227,163	231,019

Total additions	25,438,284	34,279,412

DEDUCTIONS:
Administrative expenses	133,242	126,255
Benefits paid to participants	10,346,534	6,428,981
Total deductions	10,479,776	6,555,236

NET INCREASE	14,958,508	27,724,176

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	115,640,454	87,916,278

End of year	$130,598,962	$115,640,454

See notes to financial statements.

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

1.    DESCRIPTION OF PLAN

The following description of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for detailed information.

General - This Plan was initially adopted in 2000, and operated pursuant to an amended and restated plan document dated January 1, 2009 as amended and subsequent amendments. The Plan is a defined contribution and profit sharing plan covering all U.S. hourly employees of Louisiana-Pacific Corporation (the “Company” or “LP”), except those members of a collective bargaining unit and certain temporary or leased employees, and nonresident aliens who receive no U.S. source income. The Plan is designed to comply with applicable provisions of the Internal Revenue Code (the “Code”) and the Employee Retirement Income Security Act of 1974 (ERISA) as amended. Any employee noted above may become a participant immediately upon hire. The Plan is administered by an administrative committee (the “Plan Administrator”) comprised of a minimum of three members appointed by LP.

Contributions - Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by LP, (iii) discretionary profit sharing contributions made by LP, and (iv) participant rollovers from other qualified plans or conduit Individual Retirement Arrangements. Participant salary reduction contributions are subject to certain Internal Revenue Code (IRC) limitations.

Participants may elect to contribute a percentage of their compensation to the Plan each year, subject to the limitations, as defined in the plan document. Such contributions are excluded from the participant's taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan or elect a different percentage for their contribution. Automatically enrolled participants have their deferral rate set at 5% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

LP matches participant contributions at 100% of the first 2% of eligible compensation deferred. As of January 1, 2013, LP matches an additional 50% of the next 3% of eligible compensation deferred.  LP may also make a discretionary profit sharing contribution. A discretionary profit sharing contribution of $1,723,381 was made for 2013. No discretionary profit sharing contribution was made in 2012. Participants may direct the investment of their contributions and the employer contributions. Participants must be employed on the last day of the Plan year to receive profit sharing contributions.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of the Company's discretionary contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Amendments - The First Amendment to the Plan was effective on January 1, 2010 to reinstate the Employer match contribution. The Second Amendment to the Plan was effective on January 1, 2011 which allowed Roth after tax contributions and included an addition of a feature to automatically increase the deferral rate for any participant up to a 5% deferral annually. The Third Amendment to the Plan was effective on January 1, 2012 to allow carry over of the Catch Up Contribution election and modify the financing period on all loans taken out after January 1, 2012. The Fourth Amendment to the Plan was effective on January 1, 2013 to increase the company match from 100% of the first 2% to include 50% of the next 3% of eligible compensation deferred. Restrictions regarding participant installment distributions were removed to allow distributions to extend beyond a 20 year period.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 22 mutual funds, LP common stock, 2 collective trusts and a stable value fund as investment options for participants.

Vesting - Participants are immediately 100% vested in their own contributions.

A participant shall become fully vested in employer contributions to the Plan upon the first of the following events to occur while employed by LP:

•	Completion of three years of service (five years of service for the profit sharing contributions related to plan years beginning before January 1, 2008)

•	Death

•	Attainment of age 65 (age 60 for the amounts transferred from the Employee Share ownership trust (ESOT))

Payment of Benefits - Participants become eligible upon the occurrence of any one of the following:

•	Normal retirement of the participant at age 65

•	Death of the participant

•	Termination of employment

On termination of service, a participant may generally elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments. If the participant has an account balance less than $1,000 in the Plan, installment payments or partial distributions are not permitted and distribution to a participant or beneficiary will be made in one lump-sum.

Notes Receivable from Participants - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prime rate plus 1% at the time funds are borrowed. Principal and interest are paid ratably through payroll deductions or as a lump-sum for the outstanding balance.

Hardship Withdrawals - No amounts may be withdrawn from an hourly deferral account before a participant terminates employment with LP or attains the age of 59 1/2, except by reason of financial hardship.

Forfeited Accounts - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account, as defined by the Plan, represents a forfeiture. Plan funds forfeited by participants who terminate employment before they are fully vested may be used to pay Plan expenses or be used to offset the amount LP would have otherwise contributed to the Plan. At December 31, 2013 and 2012, forfeited non-vested accounts totaled $55,338 and $202,229. These forfeitures will be used to reduce future employer contributions and pay Plan administrative expenses. During the years ended December 31, 2013 and 2012, employer contributions were reduced by $85,250 and $177,022 from forfeited non-vested accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment securities, including common stock, mutual funds, collective trust funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Shares of mutual funds held by the Plan at year-end are valued at current quoted market prices. The collective trust funds are stated at fair value based on the net asset value provided by the administrator of the fund. The stable value fund is stated at fair value and then adjusted to contract value as described below.

The stable value fund (the “Fund”) is a collective trust fund sponsored by T. Rowe Price. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

In accordance with GAAP, the stable value fund is included at fair value within investments in the statements of net assets available for benefits, and an additional financial statement line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from sales of investments are recorded on the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Loans - Participant loans consist of notes receivable from participants and are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefit payments are recorded when disbursed.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan as provided in the Plan document. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Transfers - Along with the Plan, the Company also sponsors a 401(k) plan for salaried employees. If employees change their hourly or salary status at any point, their account balances may be transferred into the corresponding plan. For the years ended December 31, 2013 and 2012, Plan transfers out of the hourly plan into the salary plan were $511,271 and $139,406. For the year ended December 31, 2013 there were no Plan transfers to the hourly plan from the salary plan. For the year ended December 31, 2012, Plan transfers to the hourly plan from the salary plan were $2,271. Plan transfers are included in Participant contributions in the Statements of Changes in Net Assets Available for Benefits.

Excess Contributions Payable - The Plan is required to return contributions from participants received during the Plan year in excess of the IRC limits.

3.    FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2013.

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common stock — industrial materials	$24,513,777	$—	$—	$24,513,777

Mutual funds:
Domestic stock funds	26,879,627	—	—	26,879,627
International stock funds	1,280,916	—	—	1,280,916
Balanced funds	53,401,922	—	—	53,401,922
Fixed Income funds	4,382,366	—	—	4,382,366
Total mutual funds	85,944,831	—	—	85,944,831

Collective trust funds:
Diversified real asset	—	118,926	—	118,926
International equities	—	1,159,330	—	1,159,330

Total collective trust funds	—	1,278,256	—	1,278,256

Stable value fund	—	12,130,455	—	12,130,455

Total	$110,458,608	$13,408,711	$—	$123,867,319

The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2012.

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common stock — industrial materials	$29,541,318	$—	$—	$29,541,318

Mutual funds:
Domestic stock funds	20,745,611	—	—	20,745,611
International stock fund	1,179,125	—	—	1,179,125
Balanced funds	40,905,836	—	—	40,905,836
Fixed income funds	4,818,974	—	—	4,818,974
Total mutual funds	67,649,546	—	—	67,649,546

Collective trust funds:
Diversified real asset	—	99,740	—	99,740
International equities	—	1,124,915	—	1,124,915
Total collective trust funds	—	1,224,655	—	1,224,655

Stable value fund	—	12,349,437	—	12,349,437

Total	$97,190,864	$13,574,092	$—	$110,764,956

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2013 and 2012, there were no transfers between levels.

Investment Valuation - The Plan's investments are held by the trustee and are recorded at fair value. Trust units may be redeemed on a daily basis to meet benefit payments and other participant initiated withdrawals permitted by retirement plans invested in the trust. Under the terms of the Declaration of Trust, retirement plans invested in the trust are required to provide either 12- or 30-months advance written notice to the trustee prior to redemption of trust units; the notice period may be shortened or waived by the trustee in its sole discretion.

Shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The stable value fund is a common collective trust fund, with underlying investments in guaranteed investment contracts (GICs) and synthetic GICs, valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. The fair value of the Stable Value Fund is determined using the net asset value provided by the administrator of the fund. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The following tables summarize investments measured at fair value based on the net asset value per share as of December 31, 2013 and 2012.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Other Redemption Restrictions	Redemption Notice Period
Stable value fund	$12,130,455	None	Daily	None	None

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Other Redemption Restrictions	Redemption Notice Period
Stable value fund	$12,349,437	None	Daily	None	None

The collective trust funds are valued at the net asset value of units of a bank collective trust. The fair value of the fund is determined using the net asset value provided by the administrator of the fund. Trust units may be redeemed on a daily basis to meet benefit payments and other participant initiated withdrawals permitted the Plan. A 5 day advance notice to the fund administrator is required if the Plan decided to withdraw the fund as an investment option in the Plan.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.    PLAN TERMINATION

Although it has not expressed any intention to do so, LP reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, participants will become fully vested and the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan's terms and the Code. Upon termination of the Plan, the Plan Administrator shall pay all liabilities and expenses of the Plan.

5.    ADMINISTRATION OF PLAN ASSETS

As of December 31, 2013 and 2012, the assets of the Plan are managed by the T. Rowe Price Trust Company who invests cash received, dividends and interest income, and makes distributions to participants. The Trustees also administer the receipt of principal and interest on the loans outstanding.

Certain administrative functions are performed by officers or employees of LP or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses are paid by the Plan. Administrative expenses that are not permitted to be paid by the Plan are paid by LP.

6.    INVESTMENTS

Assets held by the Plan that represented 5% or more of the Plan's net assets available for benefits at December 31, 2013 and 2012, are as follows:

	2013	2012

Louisiana-Pacific Corporation common stock*	$24,513,777	$29,541,318
T. Rowe Price Balanced Fund*	8,878,856	7,745,203
T. Rowe Price Growth Stock Fund*	12,003,655	9,473,077
T. Rowe Price Stable Value Fund*	12,130,455	12,349,437
T. Rowe Price Retirement 2020 Fund*	11,398,091	9,050,859
T. Rowe Price Retirement 2030 Fund*	13,826,113	10,615,123
T. Rowe Price Retirement 2040 Fund*	9,055,707	6,775,668
* Represents a party-in-interest

During the year ended December 31, 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012

Investments — at fair value:
Mutual funds:
Domestic stock funds	$6,821,498	$2,744,935
Balanced funds	7,155,448	4,247,022
International stock fund	139,033	302,694
Fixed income funds	(242,280)	123,379
Louisiana-Pacific Corporation common stock	(1,353,798)	18,429,635
Collective trust funds:
Diversified real assets	(7,855)	(131)
International equities	151,170	45,295

Net appreciation (depreciation) in fair value of investments (includes realized gains and losses)	$12,663,216	$25,892,829

7.     STABLE VALUE FUND

The stable value fund (the “Fund”) is a collective trust fund sponsored by T. Rowe Price. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:
Restrictions on the Plan - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund - The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the wrapper issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrapper contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets declines. The Fund's ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrapper issuer's ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of wrapper contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of LP common stock and registered investment funds managed by T. Rowe Price Trust Company, an affiliate of T. Rowe Price Associates, Inc. LP is the Plan Sponsor and T. Rowe Price Associates, Inc. is the trustee and recordkeeper as defined by the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2013 and 2012, the Plan held 1,324,353 and 1,529,054 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $12,949,657 and $14,364,381, respectively. During the years ended December 31, 2013 and 2012, there was no dividend income from common stock of the Company to be recorded.

9.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed LP by a letter dated June 10, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since the application for the determination letter was filed. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code; therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

10.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the net assets available for benefits per the Form 5500 as of December 31, 2013 and 2012 is as follows:

	2013	2012

Net assets available for benefits per the financial statements	$130,598,962	$115,640,454
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	169,522	509,020

Benefits payable	(94,620)	—

Net assets available for benefits per the Form 5500	$130,673,864	$116,149,474

The following is a reconciliation of net investment income (loss) (includes dividend income, interest income, unrealized gains and losses, and realized gains and losses) for the years ended December 31, 2013 and 2012, to Form 5500:

	2013	2012

Net investment income (loss) per financial statements	$15,433,540	$27,923,502
Interest income on notes receivable from participants	227,163	231,019
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(339,498)	92,868

Net investment income (loss) per Form 5500	$15,321,205	$28,247,389

11.    SUBSEQUENT EVENTS

Effective January 1, 2014, the Plan was amended to implement the Qualified Automatic Contribution Arrangement (”QACA”).  Under the QACA, a new participant who does not affirmatively select a contribution percentage or amount as an elective contribution shall automatically be assigned a pre-tax elective contribution of 6%.  Annually, existing participants whose elective contribution percentage is less than 6% of compensation shall have his elective contribution percentage increased to 6% of compensation unless the participant elects a different contribution percentage during a pending period.  The vesting period for matching contributions has decreased from three years to two years.

SUPPLEMENTAL SCHEDULE

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN
EMPLOYER IDENTIFICATION NUMBER: 93-0609074 PLAN NUMBER: 041
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

		(c) Description		(e) Current
(a)	(b) Identity of Issue	of Investment	(d) Cost **	Value

	DFA U.S. Small Cap Institutional Fund	Mutual fund - Domestic Stocks		$3,626,202
*	T. Rowe Price Equity Income Fund	Mutual fund - Domestic Stocks		1,232,486
*	T. Rowe Price Growth Stock Fund	Mutual fund - Domestic Stocks		12,003,655
*	T. Rowe Price Mid-Cap Growth Fund	Mutual fund - Domestic Stocks		2,406,684
*	T. Rowe Price Mid-Cap Value Fund	Mutual fund - Domestic Stocks		2,718,342
	Vanguard Institutional Index	Mutual fund - Domestic Stocks		4,892,259
	Vanguard International Stock Index Fund	Mutual fund - International Stocks		1,280,916
*	T. Rowe Price Balanced Fund	Mutual fund - Balanced		8,878,856
*	T. Rowe Price Retirement 2005 Fund	Mutual fund - Balanced		39,535
*	T. Rowe Price Retirement 2010 Fund	Mutual fund - Balanced		2,447,022
*	T. Rowe Price Retirement 2015 Fund	Mutual fund - Balanced		1,339,815
*	T. Rowe Price Retirement 2020 Fund	Mutual fund - Balanced		11,398,091
*	T. Rowe Price Retirement 2025 Fund	Mutual fund - Balanced		2,814,158
*	T. Rowe Price Retirement 2030 Fund	Mutual fund - Balanced		13,826,113
*	T. Rowe Price Retirement 2035 Fund	Mutual fund - Balanced		1,018,245
*	T. Rowe Price Retirement 2040 Fund	Mutual fund - Balanced		9,055,707
*	T. Rowe Price Retirement 2045 Fund	Mutual fund - Balanced		870,903
*	T. Rowe Price Retirement 2050 Fund	Mutual fund - Balanced		744,214
*	T. Rowe Price Retirement 2055 Fund	Mutual fund - Balanced		779,726
*	T. Rowe Price Retirement Income Fund	Mutual fund - Balanced		189,537
	PIMCO Total Return Fund Institutional Class	Mutual fund - Fixed Income		4,203,199
	Vanguard Inflation-Protected Bond	Mutual fund - Fixed Income		179,166
*	T. Rowe Price Stable Value Fund	Stable Value		12,130,455
*	Louisiana-Pacific Corporation	LP Common Stock		24,513,777
	MFS International Growth Fund	Collective Trust		1,159,330
	PIMCO Diversified Real Asset	Collective Trust		118,926
*	Participant loans	Notes receivable from participants (interest rates between 4.25% and 9.25% maturing between 2013 and 2017)		5,215,648
				129,082,967
		Adjustment from fair value to contract value for stable value fund		(169,522)
				$128,913,445
*	Party-in-interest.
**	Cost is not required, as investments are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

By:	/s/ Rebecca A Barckley
Rebecca A Barckley
Administrative Committee Member

Date: June 24, 2014